

For immediate release

Alcon's First Quarter Earnings
Rise 46.7 Percent on
19.4 Percent Sales Growth

HUNENBERG, Switzerland – April 20, 2004 – Alcon, Inc. (NYSE: ACL) reported global sales of $963.6 million for the first quarter of 2004, an increase of 19.4 percent over global sales in the first quarter of 2003, or 13.0 percent excluding the impact of foreign exchange fluctuations. Net earnings for the first quarter of 2004 increased 46.7 percent to $191.0 million, or $0.61 per share on a diluted basis, compared to $130.2 million, or $0.42 per share, for the first quarter of 2003.

Tim Sear, Alcon's chairman, president and chief executive officer commented, "This was a phenomenal quarter where virtually all factors worked in our favor. The new products we introduced last year continued to build momentum and gain share, while most existing lines added to their already strong market shares. Currency was very positive for us, which not only boosted sales, but also enabled us to leverage sales growth into faster operating income and net profit growth. Geographically, we had strong performances from all our regions, but it was especially encouraging to see that Japan showed good growth once again, after a couple of difficult years of dealing with reimbursement declines and local competitive pressures."

Sales Highlights

Highlights of sales for the first quarter of 2004 are provided below. Unless otherwise noted, all comparisons are versus the first quarter of 2003.

- U.S. sales grew 13.6 percent to $484.7 million, accounting for 50.3 percent of total sales.
- International sales grew 25.8 percent to $478.9 million, accounting for 49.7 percent of total sales. International sales growth was aided by a very favorable currency environment, but constant currency growth was still 12.3 percent.
- Pharmaceutical sales were the fastest growing segment, rising 25.3 percent and contributing 39.3 percent of total sales.
- Sales of glaucoma products increased 25.8 percent, as **Travatan®** ophthalmic solution sales grew 58.0 percent to $46.8 million. **Azopt®** ophthalmic solution also experienced strong growth, partly driven by strong sales in Japan, where it was introduced in December of 2002.
- **Patanol®** ophthalmic solution continued to gain share in the U.S. and was launched in two additional important European markets (Germany and France), resulting in a 38.3 percent increase in allergy product sales.
- **Vigamox®** ophthalmic solution grew market share in the U.S. and more than offset the expected decline in **Ciloxan®** ophthalmic solution sales. **Vigamox®** accounted for 54 percent of U.S. fluoroquinolone sales.
- The addition of **CiproDex®** otic solution to the otic product line led to a 57.1 percent increase in sales of otic products. The main benefit of **CiproDex®** to Alcon's otic product

portfolio is that, in addition to being approved to treat outer ear infections, it also was approved to treat middle ear infections, which are more common in the winter. Its companion product, **Cipro HC**® otic suspension, is only indicated for the treatment of outer ear infections, which are most common in the summer.

- Surgical sales rose 17.8 percent to $443.9 million, accounting for 46.1 percent of total sales.
- The **AcrySof**® Natural lens continued to gain physician acceptance, as sales of intraocular lenses increased 20.7% to $142.0 million. **AcrySof**® Natural accounted for 27 percent of U.S. intraocular lens sales.
- Sales of cataract and vitrectomy products rose 18.8 percent, with shipments of the **Infiniti**® vision system a key driver of growth in this sector.
- Refractive revenue declined 14.6 percent because of a sharp decline in global equipment sales. However, stable demand for LASIK procedures and a significant shift toward higher-priced custom procedures caused U.S. procedural revenues to rise.
- Consumer eye care sales increased 10.2 percent, accounting for 14.6 percent of total sales.
- The continuing success of the Company's new dry eye treatment, **Systane**® lubricant eye drops, helped grow sales of artificial tears products, which increased 21.5 percent.

Earnings Highlights

Highlights of earnings for the first quarter of 2004 are provided below. Unless otherwise noted, all comparisons are versus the first quarter of 2003.

- Gross profit margin increased 1.3 percentage points to 69.9 percent of sales primarily due to a favorable shift in product mix, higher production volumes and lower manufacturing costs. Gross profit margin also was lower in the first quarter of 2003 because of start-up costs for the **Infiniti**® vision system and the **LadarWave**® diagnostic device.
- Selling, general and administrative expenses rose 10.1 percent, or a little more than half the rate of sales growth, as the company exercised good cost control and capitalized on its existing global infrastructure. In addition, this quarter's consumer advertising expenses were about $5 million less than last year's, due to the timing of promotional programs.
- Research and development expenses increased 16.2 percent reflecting continued investment in key research projects, including **Retaane™** 15mg Depot and **RēStor**® intraocular lens, among others.
- Because sales grew significantly faster than operating expenses, research expenses and cost of goods sold, operating profit increased 42.3 percent.
- Net interest expense declined 81.9 percent to $1.3 million because the company sharply reduced debt and increased investments.
- The effective tax rate increased 0.6 percentage points to 31.0 percent. The increase in the effective tax rate primarily reflects the fact that 2003 income taxes included certain tax credits and benefits related to prior years.

Research and Development Update

Summarized below are updates on key research and development activities.

- Six-month data on the investigational new drug, **Extravan™** ophthalmic solution (a fixed combination of travaprost 0.004% and timolol 0.5%), will be presented next week at the Association for Research in Vision and Ophthalmology annual conference in Fort Lauderdale, Florida. In one study, **Extravan**™ reduced intraocular pressure (IOP) from 1.7 mmHg to 2.4 mmHg more than travoprost 0.004% alone at the 8 a.m. time points in the study. At the 10 a.m. and 4 p.m. time points, Extravan® reduced IOP between one and two mmHg more than travoprost 0.004% alone. In two other Phase III clinical trials that compared **Extravan™** IOP lowering effect to concomitant therapy, consisting of travoprost 0.004% dosed in the evening and timolol 0.5% dosed in the morning, **Extravan™** was statistically equivalent to concomitant therapy at all 8 a.m. time points, but was not statistically equivalent at the 10 a.m. and 4 p.m. time points. The 8 a.m. time point is generally regarded as the most important time point for IOP control.

- The Controlled Adverse Environment chamber clinical study for 15(S)-HETE did not demonstrate clinical efficacy compared to the placebo vehicle. The ongoing six-month environmental study will wind up in the summer and the data from it will be evaluated at that time. If this study shows efficacy, a second Phase III environmental study will be required to confirm the results. The company is also investigating other compounds for the potential treatment of dry eye; however, investigation and development of these potential compounds is in the early stages.

- Enrollment for the two risk reduction clinical trials on **Retaane™** has commenced and is expected to take 12 to 18 months. Once fully enrolled, these studies are expected to last four years.

- The ongoing Phase III clinical trial for **Retaane**™ is on track for its 12 month readout of data in September, with likely publication of that data around the American Academy of Ophthalmology annual meeting in October. This would be followed by the filing of a New Drug Application in the fourth quarter of 2004. Patient retention has been consistent with statistical expectations.

- The **RēStor**™ intraocular lens Phase III clinical trial reached its six-month data point and a Pre-Marketing Application will be filed in the second quarter of 2004.

Financial Guidance

Financial guidance for 2004 is provided below.

- Full year sales are expected to be between $3,750 million and $3,850 million.
- Diluted earnings per share are expected to be between $2.23 and $2.26.
- Growth rates in sales and earnings are expected to be slower in the next three quarters than in the first quarter of 2004 because of the expiration of a patent on **Ciloxan**®, additional increases in marketing expenses for new product launches, generally higher promotional spending on a global basis, timing of consumer advertising in the U.S. and Japan and higher research expenses related to potential new studies of Retaane™.
- The company anticipates that, as early as the second quarter of 2004, it may resolve several significant tax audit issues relating to prior years. Also during the second quarter, the company anticipates completion of a study for research and experimentation tax credits, which may result in the filing of amended federal income tax returns to claim such credits for prior years, as well as a tax credit claim on its 2003 return. As a result of these unique events, the company may record, as early as the second quarter of 2004, a current tax benefit of as much as $45 million in the

aggregate. Until these events occur, there can be no assurance that the company will realize any of this aggregate potential benefit. This potential impact was not included in previous financial guidance and is not included in the new earnings guidance provided above.

- Subject to shareholder approval, an annual dividend of 0.72 Swiss francs will be paid in May. At foreign exchange rates in effect on April 19, 2004, the total U.S. dollar equivalent of this dividend would be approximately $171 million.
- Based on prior board authorization, the company may acquire up to an additional 2.6 million of its common shares in open market transactions to satisfy expected future exercises of employee stock options.

Company Description

Alcon, Inc. (NYSE:ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye. Alcon's majority shareholder is Nestle, S.A., the world's largest food company.

All trademarks noted in this release are the property of Alcon, Inc., with the exception of **Ciprodex**® and **Cipro HC**®, which are the property of Bayer, AG and licensed to Alcon.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(USD in millions, except share and per share data)

	Three months ended March 31,	
	2004	**2003**
Sales	$ 963.6	$ 807.1
Cost of goods sold	289.8	253.3
Gross profit	673.8	553.8
Selling, general and administrative	290.8	264.2
Research and development	90.9	78.2
Amortization of intangibles	15.5	17.0
Operating income	276.6	194.4
Other income (expense):		
Gain (loss) from foreign currency, net	1.6	(0.1)
Interest income	5.7	4.5
Interest expense	(7.0)	(11.7)
Earnings before income taxes	276.9	187.1
Income taxes	85.9	56.9
Net earnings	$ 191.0	$ 130.2
Basic earnings per common share	$ 0.62	$ 0.42
Diluted earnings per common share	$ 0.61	$ 0.42
Basic weighted average common shares	306,856,466	307,907,316
Diluted weighted average common shares	311,125,736	309,377,002

ALCON, INC. AND SUBSIDIARIES
Global Sales
(USD in millions)

	Three Months Ended March 31, 2004	Three Months Ended March 31, 2003	% Growth	% Exchange Rate Impact	% Constant Currency (a)
GEOGRAPHIC SALES					
United States:					
Pharmaceutical	$ 235.6	$ 192.9	22.1%	--	22.1%
Surgical	180.6	166.7	8.3%	--	8.3%
Consumer Eye Care	68.5	66.9	2.4%	--	2.4%
Total United States	**484.7**	**426.5**	**13.6%**	--	**13.6%**
International:					
Pharmaceutical	143.5	109.7	30.8%	13.1%	17.7%
Surgical	263.3	210.2	25.3%	14.2%	11.1%
Consumer Eye Care	72.1	60.7	18.8%	12.2%	6.6%
Total International	**478.9**	**380.6**	**25.8%**	**13.5%**	**12.3%**
TOTAL SALES	**$ 963.6**	**$ 807.1**	**19.4%**	**6.4%**	**13.0%**

	2004	2003	% Growth
PRODUCT SALES			
Infection/Inflammation Products	$ 149.5	$ 126.1	18.6%
Glaucoma Products	127.8	101.6	25.8%
Allergy Products	78.3	56.6	38.3%
Otic Products	34.4	21.9	57.1%
Other Pharmaceuticals/Rebates	(10.9)	(3.6)	N/M
Total Pharmaceuticals	**379.1**	**302.6**	**25.3%**
Intraocular Lenses	142.0	117.6	20.7%
Cat/Vit Products	286.1	240.8	18.8%
Refractive Products	15.8	18.5	(14.6%)
Total Surgical	**443.9**	**376.9**	**17.8%**
Contact Lens Disinfectants	75.3	70.1	7.4%
Artificial Tears	34.5	28.4	21.5%
Other	30.8	29.1	5.8%
Total Consumer Eye Care	**140.6**	**127.6**	**10.2%**
TOTAL SALES	**$ 963.6**	**$ 807.1**	**19.4%**

(a) Constant currency sales growth calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company's operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices.

N/M - Not Meaningful

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(USD in millions)

	March 31, 2004	December 31, 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 923.2	$ 1,086.0
Investments	129.7	100.5
Trade receivables, net	699.8	622.8
Inventories	420.3	446.5
Deferred income tax assets	157.4	157.4
Other current assets	67.5	57.0
Total current assets	2,397.9	2,470.2
Property, plant and equipment, net	788.0	788.8
Intangible assets, net	315.9	331.5
Goodwill	551.0	552.1
Long term deferred income tax assets	110.5	118.8
Other assets	37.2	39.2
Total assets	$ 4,200.5	$ 4,300.6
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 117.5	$ 146.1
Short term borrowings	1,214.4	1,326.8
Current maturities of long term debt	4.2	8.5
Other current liabilities	793.8	751.6
Total current liabilities	2,129.9	2,233.0
Long term debt, net of current maturities	71.8	75.0
Long term deferred income tax liabilities	98.9	108.4
Other long term liabilities	295.0	292.7
Contingencies		
Shareholders' equity		
Common shares	42.6	42.5
Additional paid-in capital	522.0	512.0
Accumulated other comprehensive income/(loss)	108.9	135.8
Deferred compensation	(6.2)	(7.5)
Retained earnings	1,142.2	951.2
Treasury shares, at cost	(204.6)	(42.5)
Total shareholders' equity	1,604.9	1,591.5
Total liabilities and shareholders' equity	$ 4,200.5	$ 4,300.6

Caution Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "hope," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third party payers; competition may lead to worse than expected financial condition and results of operations; currency exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may adversely impact our financial condition; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax laws or regulations in the jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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Contact:
Alcon, Inc.
Investor Relations
Doug MacHatton, 800-400-8599
or
News media and other inquiries
Mary Dulle, 817-551-8058